UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DarioHealth Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23725P209

(CUSIP Number)

November 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON Tasso Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(1) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,016,043(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,016,043(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,043(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.90% (3)
12.	TYPE OF REPORTING PERSON OO

(1)	Tasso Partners, LLC owns the DarioHealth Corp. (the “Issuer”) shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.

(2)	Consists of (i) 1,394,721 shares of common stock held by the Reporting Person, (ii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, and (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, which are beneficially owned by Dana Carrera is the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(3)	The percentage ownership was calculated based on a denominator which is the sum of 38,185,640 Common Stock outstanding as of the filing date of this report.

1.	NAMES OF REPORTING PERSON Dana Carrera
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(1) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,016,043(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,016,043(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,401,043(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.82% (4)
12.	TYPE OF REPORTING PERSON IN

(1)	Tasso Partners, LLC owns the DarioHealth Corp. (the “Issuer”) shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.
(2)	Consists of (i) 1,394,721 shares of Common Stock held by the Reporting Person, (ii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, and (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, which are beneficially owned by Dana Carrera is the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(3)	Consists of (i) 1,394,721 shares of Common Stock held by the Reporting Person, (iii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and (iv) warrants to purchase 385,000 shares of common stock owned by GCL Family Trust (the “Trust”), which are beneficially owned by Dana Carrera, the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(4)	The percentage ownership was calculated based on a denominator which is the sum of (i) 38,185,640 shares of common stock outstanding as of the filing date of this report, (ii) shares of Preferred C Stock convertible into 1,222,772, (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and (iv) warrants to purchase 385,000 shares of common stock, which are beneficially owned by Dana Carrera and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 1.		Issuer

	(a)	Name of Issuer:

DarioHealth Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

322 W 57TH ST. #33B NEW YORK, NY, 10019

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement is filed on behalf of:

(1)    Tasso Partners, LLC

(2)    Dana Carrera

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

The principal business address of each of the Reporting Persons is:

P.O. Box 503

Rumson, NJ 07760

Citizenship: Tasso Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dana Carrera is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

23725P209

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Tasso Partners, LLC

(a)	Amount beneficially owned: 3,016,043 shares of common stock

(b)	Precent of class: 7.90%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,016,043

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,016,043

Dana Carrera

(a)	Amount beneficially owned: 3,401,043 shares of common stock

(b)	Precent of class: 8.82%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,401,043

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,401,043

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Tasso Partners, LLC owns the Issuer shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera is the trustee of the Trust and controls Tasso Capital, LLC.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

Tasso Partners, LLC

By:	/s/ Dana Carrera
Name:	Dana Carrera
Title:	Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC

Dana Carrera

By:	/s/ Dana Carrera
Name:	Dana Carrera